Bionomics Limited

Thursday 13 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Stephen Birrell
CFO & Company Secretary

4/25

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
13 April 2006

BIONOMICS CANCER GENE PATENTS GRANTED

- **BNO69 gene patent granted in New Zealand**
- **BNO1 gene patent granted in the US**

Bionomics (ASX:BNO, US OTC:BMICY) announced today that its patent applications for the BNO69 cancer drug target and the BNO1 breast cancer diagnostic marker have been granted in New Zealand and US respectively. These two patents offer broad coverage for the use of the BNO69 and BNO1 genes and their respective protein sequences for a variety of applications, including medical diagnostics and therapies.

Bionomics has demonstrated that BNO69 plays a key role in the process of angiogenesis – the development of new blood vessels. Recently the strategy of "starving" tumours by inhibition of angiogenesis has become one of the most promising new methodologies for the treatment of cancer. New Zealand is the first country to formally examine and approve Bionomics' application for a patent covering BNO69. The patent is currently in national phase examination in a number of other countries including the United States, Australia and various counties in the European Union.

Genetic factors have been shown to be a significant contributor to the 1.2 million new cases of breast cancer diagnosed around the world each year. The gene for BNO1 occurs in a region of the human genome that is commonly deleted in breast cancer patients which is thought to contain breast cancer tumour suppressor genes. Independent published research has suggested that BNO1 is one of several gene markers of significance for determining the prognosis of early stage breast cancer.

About the Patent

BNO69
The patent is entitled "DNA Sequences for Human Angiogenesis Genes" and is identified by New Zealand patent number 531570. The patent has a priority date of 27 September 2001 and the PCT (international) patent application (PCT/AU02/01282) was filed on 19 September 2002.

BNO1
The patent is entitled "Novel Gene BNO1 Mapping to Chromosome 16q24.3" and is identified by US patent number 10/470,700. The patent has a priority date of 31 January 2001 and the PCT (international) patent application (PCT/AU02/00096) was filed on 31 January 2002.

82-34682

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO; US OTC:BMICY) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance for Bionomics

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.